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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                                   IBP, inc.
       -----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   449223106
       -----------------------------------------------------------------
                                 (CUSIP Number)


                                 August 9, 2000
       -----------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

[   ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. #449223106                                                 Page 2 of 6

1. Names of Reporting Persons. I.R.S. ID Nos. of Above Persons

     Smithfield Foods, Inc.
     52-0845861

2. Check the Appropriate Box if a Member of a Group (See Instructions)
     [ ] a
     [ ] b

3. SEC Use Only

4. Citizenship or Place of Organization

     Virginia, United States of America

                                 5.  Sole Voting Power

Number of Shares                     6,386,241
Beneficially Owned               --------------------
By Each Reporting                6.  Shared Voting Power
Person With
                                       250,000
                                 --------------------
                                 7.   Sole Dispositive Power

                                     6,386,241
                                 --------------------
                                 8.   Shared Dispositive Power

                                           -0-
                                 ---------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          6,636,241
     -----------------------

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]

11. Percent of Class Represented by Amount in Row (9)

            6.3            %
     ----------------------

12. Type of Reporting Person

     CO
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CUSIP No.# 449223106                                                Page 3 of 6


Item 1.

(a) Name of Issuer

     IBP, inc.

(b) Address of Issuer's Principal Executive Offices

     800 Stevens Port Drive
     Dakota Dunes, SD 57049

Item 2.

(a) Name of Person Filing

     Smithfield Foods, Inc.

(b) Address of Principal Business Office or, if none, Residence

     200 Commerce Street
     Smithfield, VA 23430

(c) Citizenship

     Virginia, U.S.A.

(d) Title of Class of Securities

     Common Stock, $.05 par value per share

(e) CUSIP Number

     449223106

Item 3. If this Statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

(a) [  ]  Broker or dealer registered under Section 15 of the Act.

(b) [  ]  Bank as defined in Section 3(a)(6) of the Act.

(c) [  ]  Insurance company as defined in Section 3(a)(19) of the Act.

(d) [  ]  Investment company registered under Section 8 of the Investment
          Company Act of 1940.
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CUSIP No.# 449223106                                                 Page 4 of 6

(e) [  ]  An investment advisor in accordance with section
          240.13(d)-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [  ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)    Amount beneficially owned:      6,636,241*
                                   --------------
(b)    Percent of class:                    6.3%*
                                   --------------

(c)    Number of shares as to which the person has:

  (i)  sole power to vote or to direct the vote                      6,386,241
                                                               ---------------
 (ii)  shared power to vote or to direct the vote                      250,000 *
                                                               ---------------
(iii)  sole power to dispose or to direct the disposition of         6,386,241
                                                               ---------------
 (iv)  shared power to dispose or to direct the disposition of             -0-
                                                               ---------------

*  Includes 250,000 shares held by Chase Manhattan Bank ("Chase"), as trustee for the following employee benefit plans for certain employees of Smithfield Foods, Inc. ("Smithfield") and its subsidiaries: (1) the Smithfield Foods, Inc. Salaried Pension Plan; (2) the Smithfield Foods, Inc. Hourly Pension Plan; (3) the Smithfield Packing Pension Plan for Bargaining Employees; (4) the Gwaltney
of Smithfield Pension Plan for Bargaining Employees; (5) the Esskay Pension Plan for Bargaining Employees; (6) the John Morrell Salaried Employees Pension Plan; and (7) the John Morrell Hourly Employees Pension Plan. Smithfield has shared voting power over such shares held by Chase.
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CUSIP No.# 449223106                                                 Page 5 of 6

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

                                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                 Not Applicable

Item 8.   Identification and Classification of Member of the Group

                                 Not Applicable

Item 9.   Notice of Dissolution of Group

                                 Not Applicable

Item 10.   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No.# 449223106                                                 Page 6 of 6

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 21, 2000         By:   /s/ C. Larry Pope
                                    ---------------------------
                                     C. Larry Pope
                                     Vice President and
                                     Chief Financial Officer,
                                     Smithfield Foods, Inc.